[Letterhead of American Telecom]

January 26, 2006

VIA EDGAR AND HAND DELIVERY

Donald C. Hunt, Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Telecom Services, Inc.
Registration Statement on Form S-1
File No. 333-129361

Dear Mr. Hunt:

We have received your letter dated January 25, 2006, containing comments with respect to the above-referenced filing. The remainder of this letter provides the text of your comments followed, in each case, by a response. In this regard, concurrently with submitting this response letter, we are filing an Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”). Unless otherwise indicated, page references in the responses below are to the preliminary prospectus, forming a part of the Registration Statement (the “prospectus”). Capitalized terms used but not defined in this letter have the meanings given them in such prospectus.

Prospectus Cover Page

1.	If you intend to list your securities on a national securities exchange, such as The American Stock Exchange, please provide the information required by Item 501 of Regulation S-K.

Response

The cover page of the prospectus has been revised to reflect that our securities will be listed on the American Stock Exchange.

Prospectus Summary, page 1

2.	We note your response to prior comments 3 and 11. Please revise your disclosure here and elsewhere in the prospectus, as applicable, to include an estimate of total expenses for the period. We note they were quite significant for quarter ended September 30, 2005.

Response

Reference is made to the third paragraph on page 1, the first risk factor on page 7, the last paragraph on page 20, the fourth paragraph on page 21 and the second paragraph on page 28 of the prospectus.

3.	We have received materials in support of your response to prior comment 6 from our letter dated November 23, 2005 and we reissue that comment in part.

•	Please provide us with the Jupiter Research report cited in the first line on page 2;

•	Disclose the industry source cited in the first paragraph on page 30; and

•	Tell us whether all of the industry sources cited in your prospectus have consented to your use of their information, and whether any cited reports were prepared specifically for your use.

Response

The reports cited in the prospectus are each in the public domain, accessible on the internet and were not prepared specifically for use by us. As we do not believe it practicable to obtain consents from the respective authors and/or publications without undue effort and delay, all information relating to these reports, as well as any citations, has been deleted. Reference is made to the last paragraph on page 1 and the first paragraph on page 29 of the prospectus.

Certain Transactions, page 43

4.	Revise your disclosure to state whether you believe the terms of the Marketing and Consulting Agreement with Future Marketing, LLC are on terms that are fair and reasonable to you and no less favorable to you than could have been obtained in an arm’s length transaction with a non-affiliate.

Response

Reference is made to the last paragraph on page 44 of the prospectus.

* * * * *

We hope you will find this letter responsive to your comments. We would like to have all comments resolved as soon as possible since we would like to be effective on or about 4:30 p.m. on Monday, January 30, 2006. Accordingly, your prompt review of our responses would be greatly appreciated. If you have any questions regarding these responses, please contact Ira

Roxland at 212-768-6999 or, in his absence, Joseph Schmitt at 212-768-6983. Please direct any written correspondence to Ira Roxland by fax at 212-768-6800 or email at iroxland@sonnenschein.com.

Sincerely,

/s/    Lawrence Burstein

Lawrence Burstein

Chairman

cc:	Praveen Kartholy
Lynn Dicker
Peggy Fisher
Ira Roxland